Exhibit 99.1

Mike Greenwell      FOR IMMEDIATE RELEASE
Fleishman Hillard
404.739.0155
greenwem@fleishman.com

Brian Leedman
pSivida Limited
+61 8 9226 5099
brianl@psivida.com

DATA SAFETY MONITORING BOARD RECOMMENDS CONTINUATION
OF MEDIDUR™ PHASE III CLINICAL TRIAL

ATLANTA, GEORGIA AND BOSTON, MASSACHUSETTS (March 21, 2006) - Alimera Sciences Inc., an emerging ophthalmic pharmaceutical company, and pSivida Limited, a global bio-nanotech company, announced today that following a planned interim review, an independent Data Safety Monitoring Board (DSMB) has recommended the continuation of its Phase III clinical trial of Medidur™.

The DSMB met March 16, 2006 to review the Medidur™ Phase III clinical trial data.
Medidur™, a tiny, injectable device, is being studied as a way to deliver fluocinolone acetonide, a corticosteroid, to the retina for up to three years as a treatment for diabetic macular edema (DME).

After reviewing the preliminary safety data from the initial U. S. patients enrolled in the Medidur™ trial, the DSMB agreed that enrollment should accelerate in the Phase III trial under the current protocol. A DSMB provides independent evaluation of study data to identify potential safety issues that might warrant modification or early termination of ongoing studies.

“We are very pleased with the DSMB’s conclusions and see this as a positive step toward the development of this novel treatment for DME,” said Dan Myers, CEO of Alimera Sciences. “We will now expand this phase of the masked, randomized, multi-center clinical trial in the U.S., Canada, Europe and India.”

Gavin Rezos, CEO of pSivida, commented, “We anticipate Medidur™ will provide DME patients with a safe, effective and long-lasting therapeutic treatment that can be provided non-surgically by eye care professionals in their offices.”

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DME, a common complication of diabetic retinopathy, is the leading cause of vision loss in people under the age of 65 in the U.S. where it impacts an estimated 500,000 people. It is caused by a fluid build-up in the central vision portion of the retina.

At present, the only approved method for treating DME involves laser photocoagulation therapy, which can leave irreversible blind spots. While there are no drugs approved by the FDA for DME, there is recent clinical evidence that corticosteroids reduce edema associated with DME.

About Alimera Sciences Inc.
Alimera Sciences Inc. specializes in the development and commercialization of over-the-counter and prescription ophthalmology pharmaceuticals. Founded by an executive team with extensive development and revenue growth expertise, Alimera Sciences’ products address both the anterior (front) and posterior (back) segments of the eye, as well as underserved and overlooked areas of the ophthalmic market. The company is headquartered in Alpharetta, Georgia.
www.alimerasciences.com

About pSivida Limited
pSivida Limited is a global bio-nanotech company committed to the biomedical sector in the development of drug delivery products. pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Australia and Singapore.
www.psivida.com

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NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. The technologies underlying both of these products are licensed to Bausch & Lomb.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structrured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate the operations and employees related to our December 2005 acquisition of Control Delivery Systems (CDS); the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/ Novartis co-promotion arrangement to provide faster royalty growth; failure to continue to manufacture MedidurTM to the European Union standard of GMP; inability to manufacture MedidurTM to the United States standard of GMP. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.